Filed by CF Acquisition Corp. VI

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Commission File No.: 001-40079

The following is the transcript of an extract of an interview by Chris Pavlovski, CEO and founder of Rumble Inc. with Matt Kohrs on Dumb Money. A link to the interview is here: https://rumble.com/vtyqtx-live-the-future-of-the-internet-w-the-ceo-of-rumble.html

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Matt Kohrs: Maybe I got it wrong, but I – I believe you guys are now live on the Nasdaq through the SPAC CFVI, but what I was looking at, it just seems so much, like, smaller. But who knows? Maybe I'm getting it wrong. Could you, like, run us through, like, who's calling the shots? Are there big investors? Because it seems like that's where some of these other platforms went awry, so could you just give us, like, that general overview of, like, the money side of things? How can we trust in Rumble to not be influenced by these outside Wall Street corporate influences?

Chris Pavlovski: Yeah. So like I said, we started in 2013, tried to raise money. Blessing in disguise, didn't raise any money because they all laughed at us competing when we said we wanted to compete against YouTube. So we got to a point where we accumulated a lot of users, and we took on our first cash investment from Peter Thiel in, I think it was April – April, May – April, I think, of 2021. So less than a year ago.

And then we also, we're – we did a – we did a deal with CFVI to – to merge with them through their SPAC. And the interesting thing here is because we did bootstrap and we were able to grow and become a very large company on the user side on our own, we – we've been able to really retain a lot of control and a lot of the ownership of this company.

Just to – to give you – to give you the details here, specifically 82.2 percent of the – the shareholders of the rollover share for the Pro Forma Ownership, the rollover equity will be existing Rumble shareholders. Then there will be 11.5 percent will – which will be the public stockholders of CF – of CFVI, I believe, and then 3.8 percent will be made up of the PIPE investors, and then CFVI sponsor, which is Cantor Fitzgerald, will have 2.5 percent.

And I personally will maintain roughly 85 percent voting control of – of Rumble. So, you know, with that being said, it would be very difficult to – to influence Rumble in any meaningful way when – when I have 85 percent, like, in – the only thing that's going to influence me is our community, and I'm going to stick to this mission for – for as long as I'm here without a doubt.

Like, it – it's – it's on our – it's on our home page of – of our corporate site. It – it's how we raise money. We raise money on being a neutral platform. And we raise money on the idea of – of being – of making this company immune to cancel culture. So that's what we're going to dig into, and I look forward to doing that because that – that's what I really believe in. And, like, my whole team, like, we're all in this for the mission. We've been in this business, you know, since we started.

You know, my CTO has been here since day one. My chief content officer has been here since day one. And, you know, I just brought on a COO who's – I've known for – for 30 years. So, like, we're – and we all come from the same area in – in the Toronto area outside of Toronto, and we're all in this to roll up our sleeves and really make the internet free and open again. That – that's our core mission and we're going to stick to it.

Matt Kohrs: Awesome. I mean, that sounds great to me. And I appreciate your time. It looks like we're at the end here, so I'm going to, like, kind of conclude this with one final question before I let you go of that mission, where are you at in terms of your confidence in being success within that mission?

Chris Pavlovski: Super high. It's, like, you know, I think our numbers are speaking for themselves right now. Seeing what we've done in January with that primarily being in U.S. and Canada, the – the largest markets, the U.S. being the largest market, is just a testament to – to how much people care about the free and open internet.

We all – I remember, like, 20 years ago when we start – started, everyone was, like, talking about, oh, the day that the internet will be regulated and how horrible that will be. We can never allow that to happen. And, you know, it's kind of happening right now. And it – it's really important to have companies like Rumble really push back against that. And it – it's kind of sad to see that there aren't that many of us out there.

But I really think that we're going to be the vehicle that's going to tilt the market – the market back to the way we – we all envision the internet, and I'll do my absolute best to do that, and, you know, we can't do it without the community out there, and the creators out there, and I think, like, the – the majority of the market really wants that, and Rumble is a testament to – to that. It's – I think we're proving that there is a huge appetite, and that appetite is not slowing down. It is only accelerating.

So that's – it excites me. I have the – the – I wouldn't be here if I didn't think it had the – the best chance in the world to – to really work out. And even – even if it didn't, I would still be fighting for it. So I'm – I'm excited.

Matt Kohrs: Man, I have to admit, you're making me excited. Well, on a personal level, thank you so much for your time, and I'm sure the audience also. So awesome that you were able to take out this half hour of, I'm sure, your very, very busy day to talk to us about what's going on with the internet, the freedoms censorship, and it's also awesome that you are accessible enough to answer some of these questions because people build up assumptions, and all of a sudden, these assumptions become truth.

So it's nice to know that you were reachable enough to have this conversation. So truly, truly, I appreciate it. Thank you so much and enjoy the rest of your day.

Chris Pavlovski: Matt, thank you so much. And I'm always here. I always want to talk to everyone, so I'm always available. Thank you for having me.

Matt Kohrs: All right. Have a great one. Thank you.

Chris Pavlovski: Take care.

Matt Kohrs: All right, folks. Thank you for joining up. That was awesome. That was Chris Pavlovski. He's the CEO and founder of Rumble.

Once again, if there's questions, maybe we could bring him again in the future, see how things are going. If you want to check out that SPAC, it is CFVI. Speaking of this, I wish I did it at the start for all of you, just so you know, I won no CFVI. We are doing this live right now. I don't own it. I'm in the – whatever. I'll promise you in the next couple days I'm not going to be buying it. If I do end up buying – investing in it, I'll let you know. But I – I own none of that equity. I have no ownership. I just figured with the craziness that we're seeing in the world right now, maybe let's get a little bit of a differing opinion out there.

So I truly hope that you enjoy it. Hey, if you want to join up with the Moon Gang, all you have to do is hit that subscribe button. And if you haven't already, don't forget to drop that like. It helps me out with the algorithm, but, hey, who knows how those things are really going anymore. Overall, thank you, thank you, thank you. I do appreciate your time, and I'll be catching you later on today. Have an absolutely beautiful day.

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Important Information for Shareholders and Investors

This communication relates to a proposed transaction between Rumble Inc. (“Rumble”) and CF Acquisition Corp. VI (“CFVI”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, CFVI intends to file relevant materials with the United States Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4, which will include a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all CFVI stockholders. CFVI will also file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of CFVI are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CFVI through the website maintained by the SEC at www.sec.gov.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CFVI, or Rumble, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Participants in the Solicitation

CFVI, Rumble and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CFVI’s stockholders in connection with the proposed transaction. A list of the names of such directors and executive officers, and information regarding their interests in the business combination and their ownership of CFVI’s securities are, or will be, contained in CFVI’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction between CF Acquisition Corp. VI (“CFVI”) and Rumble Inc. (“Rumble”). Such forward-looking statements include, but are not limited to, statements regarding the closing of the transaction and CFVI’s, Rumble’s, or their respective management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to assumptions, risks and uncertainties. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CFVI and Rumble. Many factors could cause actual future events to differ from the forward looking-statements in this communication, including but not limited, to (i) the risk that the transaction may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the transaction, (iii) the inability to complete the PIPE offering, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement , (v) the outcome of any legal proceedings that may be instituted against Rumble and/or CFVI related to the business combination agreement, (vi) the ability to maintain the listing of CFVI stock on Nasdaq (or, if applicable, to list and maintain the listing of the combined entity on the NYSE), (vii) costs related to the transactions and the failure to realize anticipated benefits of the transactions, (viii) the effect of the announcement or pendency of the transaction on Rumble’s business relationships, operating results, performance and business generally, (ix) changes in the combined capital structure of Rumble and CFVI following the transactions, (x) changes in laws and regulations affecting Rumble’s business, (xi) risks related to Rumble’s potential inability to achieve or maintain profitability and generate cash, (xii) the enforceability of Rumble’s intellectual property, including its patents and the potential infringement on the intellectual property rights of others, (xiii) the potential for and impact of cyber related attacks, events or issues effecting Rumble, its business and operations, and (xiv) other risks and uncertainties indicated from time to time in the filings of CFVI, including the Form S-4 Registration Statement that CFVI will file, which will include a proxy statement/prospectus related to the Potential Business Combination. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Rumble and CFVI assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Rumble nor CFVI gives any assurance that either Rumble or CFVI will achieve its expectations.

The documents filed by CFVI with the SEC also may be obtained free of charge upon written request to CF Acquisition Corp. VI, 110 East 59th Street, New York, NY 10022 or via email at CFVI@cantor.com.